Mail Stop 4561

      							January 17, 2006

Mr. Robert J. Crowell
Chief Executive Officer
Elcom International, Inc.
10 Oceana Way
Norwood, Massachusetts 02062

	Re:	Elcom International, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004 Form 10-QSB for the Fiscal Quarter Ended March 31, 2005 Form 10-QSB for the Fiscal Quarter Ended June 30, 2005 Form 10-QSB for the Fiscal Quarter Ended September 30,
2005
      File No. 000-27376

Dear Mr. Crowell:

		We have reviewed the above referenced filings and your response letter dated September 30, 2005 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note (2) Summary of Significant Accounting Policies

(h) Revenue Recognition, page F-9

Prior Comment Number 1

1. We note your response with respect to your policy for establishing
VSOE of fair value of the elements in your Legacy Software license sales. With respect to your policy, please address the following.

* Your response states that in certain cases your Legacy Software license agreements provided license fees for subsequent years. Explain the cases where the agreement provided for such license fees and what the customer was receiving in consideration for these fees.
As part of your response, clarify whether your Legacy Software was sold as perpetual or term licenses.
* Your response indicates that you have established VSOE of your software license and unspecified upgrades and maintenance (collectively referred to as "post contract support" or "PCS") based on `the number of Legacy Software licenses, and renewals thereof it has accomplished, and the consistency among them`. This indicates that you have established VSOE of your software license by renewal of the license. If correct, clarify whether the renewal of the software license was a separate sale of the license, i.e. without any other elements such as PCS.
* We note your reference to Example 4 of paragraph 6 in SOP 98-9 when describing your policy for establishing VSOE of fair value of post contract support. However, you have also indicated in your response that you have established VSOE of fair value of the software license and post contract support. If you have established VSOE of fair value for the license then explain why you apply the residual method to these arrangements as the residual method should only be applied when VSOE of fair value does not exist for one or more of the delivered items. Further, Example 4 in SOP 98-9 refers to software sales that contain one price for the license and PCS. Clarify why you apply this guidance to your arrangements as your response indicates that you have separate prices in your arrangements for license and PCS.
* We note that these arrangements contain an element for `other custom services`. Tell us all the services that are included in this description and how you have established VSOE of fair value for each service. Note, a rate schedule, in and of itself, does not qualify as VSOE of fair value.

2. For your Hosted Software clients, further explain why you believe it is appropriate to recognize revenues in accordance with SAB Topic
13. Clarify your use of the term `limited rights` and address whether your clients have the contractual right to take possession of the software at any time during the hosting period. Also explain why you believe your customers would incur significant costs and effort to operate the software on their own or to engage a third party to do so. Explain how you have determined that your costumers would incur these significant costs and why you believe this would represent a significant penalty as described in EITF 00-3, footnote 1.

Prior Comment Number 2

3. Your response indicates that you analyze the establishment of VSOE for your maintenance services for your Legacy Software and hosting services for your Hosted Software in a similar manner. As hosting services are very different in nature then maintenance services, please advise why you believe the renewal percentage for your maintenance services is relevant when establishing VSOE of fair value for your hosting services. Additionally, tell us whether you have sold your hosting services separately to establish VSOE of fair value for those services.

4. Clarify the manner in which you have established VSOE for the elements you refer to as `annual maintenance/hosting` element. Clarify the nature of theses services and whether your hosting arrangements contain a separate element for maintenance services. If so, clarify exactly what maintenance services are required pursuant to your arrangements. Also address the substance of the declining state renewal rates in your Capgemini arrangement and your reference to a percentage that is calculated using averages.

5. We note that your Hosted Software arrangements can include elements for user based fees and supplier maintenance fees.
Please
expand on the nature of these services and how you account for these services. Clarify whether you have established VSOE of fair value for these services.

Prior Comment Number 4

6. We note that you classify hosting revenue in the `license and other fees` caption on your consolidated statements of operations even though you have concluded that your hosting revenue is outside the scope of SOP 97-2 based on the provisions of EITF 00-3. As paragraph 5 of EITF 00-3 states that such arrangements are considered
`service contracts`, revenue derived from such arrangements should be classified as service revenue. Tell us how you plan to comply with this guidance.

Prior Comment Number 5

7. We note that you recognize revenue in accordance with SOP 97-2 in the Capgemini agreement as Capgemini has the right to take possession of the software at their option. Clarify whether Capgemini would be able to exercise this right without significant penalty. As part of your response, please address both distinct concepts of significant penalty in footnote 1 of EITF 00-3. Also, address your reference to
`limited rights` for your Hosted Software clients to take possession of and operate the software on their own and whether this limits their contractual right to take possession of the software.

8. Your response indicates that the Capgemini agreement provided for substantial payments upon signing the first, fifth, eighth and thirteenth customers, `in recognition of the development effort incurred by Elcom to develop the required system`. We further note your response which states that `Although certain additional modifications were required, they were completed within the first contract year, and there were no contractual provisions that related any of the contract payments to the software modifications`. Clarify the nature of the development or modification services as stipulated in the agreement and how you accounted for these services pursuant to paragraphs 63 though 71 of SOP 97-2. As part of your response, clarify whether these services required significant modification or customization of the software to meet the contract specifications; see paragraph 74 of SOP 97-2.

9. We note that the Capgemini arrangement had an original term of seven years. Please clarify whether the license provided to Capgemini is a term or perpetual license. We further note that you initially delivered the software to Capgemini after you completed the modification of the software. Clarify when delivery of this license occurred and whether you physically delivered the license or whether delivery was the point when Capgemini had the ability to take immediate possession of the software.

10. We note you recognized license revenue upon the achievement of each milestone, i.e. when the payments were received upon signing the first, fifth, eighth and thirteen customers. Clarify why you believe that it is appropriate to record this license fee essentially as payments are received and your basis for this accounting pursuant to
SOP 97-2.

11. We note your Capgemini revenue recognition policy for the elements of this arrangement. Your response indicated that you have established `VSOE of the fair value of the separate fees for all its other responsibilities`. Clarify whether you have sold your implementation, hosting/maintenance, test system and other professional services separately in order to establish VSOE of fair value of these elements in accordance with paragraph 10 of SOP 97-2.
If so, clarify whether the price charged for the services in your separate sales is the same as the price charged for these services in this arrangement.

Prior Comment Number 7

12. Please tell us how you have applied the guidance in SFAS 150, SFAS 133 and EITF Issue 00-19 in evaluating whether the debt conversion features for the 10% senior convertible debentures has an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133. Ensure your response addresses the conversion ratio and the anti-dilution adjustments that are present in your arrangement. Refer to EITF Issue 05-2. Also refer to the guidance in Section II.B of the December 1, 2005 Current
Accounting and Disclosure Issues in the Division of Corporation Finance. If you conclude that your convertible term notes do not qualify as conventional convertible debt, please give us your analysis of each of the conditions described in paragraphs 12-32 of
EITF 00-19 as to whether the embedded conversion option is required to be bifurcated from the debt host and accounted for as a derivative.

13. Note that similar issues to those described above may exist related to other financing or equity transactions. Please identify any such transactions and indicate how you addressed the issues described above.

14. We note that you concluded the amendment date would control the accounting for any additional beneficial conversion feature based on footnote 1 of EITF 98-5. If you conclude that it is appropriate to apply EITF 98-5 and EITF 00-27 to this debenture agreement, explain how you considered the criteria of Issue 10 of EITF 00-27 when making the conclusion the amendment date is the commitment date for the interest that is paid-in-kind. Further, you indicate that there was no additional conversion discount at the time of the amendment of the debentures, in part, as you based your determination on the trading of the Regulation S Shares in the U.K. and your common stock has traded below the conversion price since the debenture agreement. Clarify the relevance of the trading price of your Regulation S Shares and your common stock subsequent to the commitment date if you determined the commitment date of the interest paid-in-capital was the date of the amended agreement. If you have concluded that the commitment date is the date of the amended agreement, you should use the fair value of your underlying common stock at that date to measure the fair value of the intrinsic value of the embedded conversion option of the interest paid-in-kind. Please advise whether you have complied with this guidance.

*****

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461, Lisa Mitrovich, Assistant Chief Accountant at (202) 551-3453 or me at (202) 551-3730 if you have any questions regarding our comments on the financial statements and related matters.


								Sincerely,


								Stephen Krikorian
								Accounting Branch Chief


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Mr. Robert J. Crowell
Elcom International, Inc.
January 17, 2006
page 1